UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

August  2004

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Material Change Report for news releases dated August 10, 2004

DESCRIPTION:

Queenstake Closes Financing and Accelerates Payout of Jerritt Canyon Acquisition Obligations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     QUEENSTAKE RESOURCES LTD.

 (Registrant)

Date  August 12,  2004

By         “Jack Engele”  (signed)

    (Signature)

     Jack Engele, Vice President Finance

      Queenstake Resources Ltd.

MATERIAL CHANGE REPORT

Unless otherwise stated, all dollar amounts in this Material Change Report refer to United States dollars.

1.         Name and Address of the Company

Queenstake Resources Ltd.
999 18th Street, Suite 2940

Denver, Colorado 80202
USA

2.         Date of Material Change

August 10, 2004

3.         News Release

The date and place(s) of issuance of the news release are as follows:

August 10, 2004

The Press Release was released to The Toronto Stock Exchange being the only exchange upon which the shares of the Issuer are listed, and through various other approved public media.

4.         Summary of Material Change(s)

Queenstake Resources Ltd. (the "Company") has closed its previously announced private placement and reached an agreement to settle certain obligations from the proceeds.

5.         Full Description of Material Change

The Company has closed its previously announced underwritten private placement financing.  The Company sold a total of 34,254,000 special warrants at a price of C$0.50 each for gross proceeds of C$17,127,000.  Each special warrant will entitle the holder to acquire one common share and one half of one common share purchase warrant.  Each whole common share purchase warrant will be exercisable to purchase one common share at an exercise price of C$0.65 for a period of 18 months.

Pursuant to the terms of an Underwriting Agreement, as partial consideration for the services of the Underwriters provided in connection with the private placement, the Underwriters will receive in the aggregate 1,712,700 compensation warrants which entitle the Underwriters to purchase an aggregate of up to 1,712,700 units at a price of C$0.50 per unit for a period of 12 months.  Each unit consists of one common share and one half of one common share purchase warrant.  Each whole common share purchase warrant can be exercisable to purchase one additional common share at an exercise price of C$0.65 for a period 18 months.

In the event that the Company does not qualify the exercise of the special warrants pursuant to a final short form prospectus within 60 days of the August 10, 2004 private placement closing date, the special warrant holders and the Underwriters will be entitled to receive on exercise 1.05 common shares (instead of one share) and 0.525 warrant shares (instead of one half warrant share).

The Company also announces that it has reached agreement with subsidiaries of AngloGold Ashanti Inc. ("AngloGold") and Meridian Gold Inc. ("Meridian"), the vendors of the Jerritt Canyon Mine, to settle all material obligations connected with Queenstake's acquisition in June 2003 of the Jerritt Canyon Mine; Queenstake will also shortly pay out final amounts owing under the acquisition debt facility provided by Amaranth LLC.

In connection with the closing of the special warrant private placement, Queenstake will use the proceeds to pay to AngloGold U.S.$6,335,000 and to Meridian U.S.$2,715,000 (U.S.$9,050,000 in aggregate) in settlement of payment obligations with a total face value of U.S.$10 million, comprising production payments and a capped royalty. Queenstake will also pay to AngloGold U.S.$722,000 in settlement of a note payable associated with the acquisition of specific items of Jerritt Canyon facilities.  The Amaranth debt, a U.S.$20 million facility that was used in the acquisition of the property, has been paid down to a balance of approximately U.S.$565,000, which will also be fully repaid from the private placement proceeds.

This accelerated payment of all material obligations under the Jerritt Canyon acquisition, as well as the Amaranth acquisition debt facility, was made in a little more than one year rather than the originally scheduled two years.  Elimination of these obligations will increase the Company's cash flow and, by removing certain security interests encumbering the Company's assets, enhance Queenstake's ability to pursue future project financing opportunities, as appropriate.

6.         Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.         Omitted Information

Not Applicable

8.         Executive Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Jack Engele, Chief Financial Officer
999 18th Street, Suite 2940
Denver, CO 80202
PHONE:  (303) 297-1557 (ext. 111)

9.         Date of Report

DATED at Denver, Colorado, this 12th day of August, 2004.

"Jack Engele" (signed)

Jack Engele, Chief Financial Officer